House of Taylor Jewelry, Inc.

9200 Sunset Blvd., Suite 425

West Hollywood, CA  90069

February 13, 2006

Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director

Re:	House of Taylor Jewelry, Inc. Registration Statement on Form SB-2 Filed September 23, 2005 File No. 333-128523

Dear Mr. Owings,

House of Taylor Jewelry, Inc. (the “Company” or “we”) hereby acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we further acknowledge that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in connection with its review of the Company’s filings or in response to the staff’s comments on the Company’s filings.

Securities and Exchange Commission

H. Christopher Owings, Assistant Director

February 13, 2006

The Company further acknowledges that you will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We understand that you will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Sincerely yours,

House of Taylor Jewelry, Inc.

/s/ Jack Abramov

By: Jack Abramov

President and CEO